SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated January 25, 2006, announcing the release of BPCs, new off-the-shelf components of PLM industry solutions.

Dassault Systèmes Introduces BPCs:
New Off-the-Shelf Components
of PLM Industry Solutions

Customers can reap the benefit of customized solutions
without the costs

Paris, France, January 25, 2006 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today rolled out an exciting new concept in the world of Product Lifecycle Management (PLM), that will make key business processes from DS Industry Solutions available to customers of all sizes. The new products, known as Business Process Content (BPC), are flexible software assets, enabling customers to implement and adapt Industry Solutions to meet their specific needs, without the cost of tailor-made software.

Dassault Systèmes state-of-the-art Industry Solutions are based on industry-specific PLM Practices, covering innovative and well-proven industry scenarios in the form of methodology and documentation. BPCs are easily implemented and allow customers to adapt their solution, leading to increased productivity, profitability, and rapid return on investment. DS develops BPCs by identifying customers’ specific needs, and the associated industrial processes. Our engineers then check if a preconfigured solution could be reused by multiple customers from the same industry or sharing the same processes.

“A key challenge in developing Mission and Avionic Systems is to ensure the consistency of the overall system’s engineering data model — comprised of product requirements, component specifications, design, and validation plans — throughout the entire development,” says Jean Sass, chief information officer, Dassault Aviation. “The BPC concept based on CSE Solutions provided us with predefined components and preconfigured processes that allowed us to quickly deploy a collaborative environment for requirement engineering support.”

How does it work? Traditional preconfigured solutions are usually the result of a sizeable investment in time and money. Customers can sometimes leverage this investment by reusing a solution, but this is often problematic, because solutions have been customized to specific requirements. It can also be difficult to use only the part of the solution required, because of strong interdependencies between the components or the data models.

DS’ BPC products overcome these limitations. Drawing on many years of experience in creating preconfigured industry and cross-industry solutions, DS has identified the parts of solutions which have been tried and tested and shown to have a wider use across varied industries. These flexible solution components have been encapsulated as BPCs, allowing more users to benefit from the proven advantages of a certified component of an Industry Solution, at a fraction of the cost.

The first delivery of BPCs, available on January 31, 2006 includes ten V5R15 certified BPCs built on the industry-leading PLM solutions SMARTEAM and CATIA. Included in this first release are BPCs for the Collaborative Systems Engineering (CSE) solution, a cross-industry solution which optimizes the early definition stages of product development, where companies establish the requirements, functions and systems architecture of a new product. CSE consists of multiple BPCs based on SMARTEAM, such as Requirement Management, Collaborative System Lifecycle Management & Traceability and others. Other BPCs being offered in this first delivery can be deployed within the Electrical & Electronics, Fabrication & Assembly, and Automotive industries. BPCs come in two types: Code Based, delivered as executable code, and Knowledge Template, re-configurable, intelligent design components.

“BPCs will help customers achieve faster ROI and higher success rates, while reducing project risks and increasing business flexibility,” noted Bruno Latchague, Executive Vice President PLM R&D Solutions and Support, Dassault Systèmes. “BPCs will help customers save time and money, getting their solutions on a fast, proven track to the desired results.”

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About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management solutions (PLM), the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Dassault Systèmes Press Contacts: Frédérique Moureton (EMEA) +33 1 40 99 68 80 frederique_moureton@ds-fr.com
Nelly Dimey or Pierre Mas (Financial Dynamics) + 33 1 47 03 68 10 Nelly.Dimey@fd.com pierre.mas@fd.com
Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: January 25, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration